November 16, 2017

Westchester Capital Funds
100 Summit Lake Drive
Valhalla, New York 10595

Ladies and Gentlemen:

We are furnishing this opinion in connection with Post-Effective Amendment No. 11 (the "Amendment") to the Registration Statement on Form N-1A (the "Registration Statement") of Westchester Capital Funds (the "Trust") filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (File No. 333-187583), and the Investment Company Act of 1940, as amended (File No. 811-22818), for the registration of an indefinite number of shares of beneficial interest in two separate classes (the "Institutional Class Shares" and "Investor Class Shares" (together, the "Shares")) of the Trust's WCM Alternatives: Credit Event Fund (the "Fund").  The Shares are proposed to be sold pursuant to the Distribution Agreement, dated July 30, 2013, as amended, between the Trust and Quasar Distributors, LLC, a form of which is filed as an exhibit to the Registration Statement.

We have acted as counsel to the Trust since its organization and in connection with the Amendment. We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust's Amended and Restated Agreement and Declaration of Trust, dated July 30, 2013, and as amended on November 21, 2016, on file in the office of the Secretary of The Commonwealth of Massachusetts (the "Declaration of Trust"), the Trust's Bylaws, dated March 20, 2013, and the Trust's records of Trustee action. We have also examined copies of the Amendment, in the form filed or to be filed with the Commission, and such other documents and records as we have deemed necessary for the purposes of this opinion.

We assume that, upon the sale of the Shares of the Fund, the Trust, on behalf of the Fund, will receive the net asset value thereof.

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Based upon the foregoing, we are of the opinion that:

1.
The Trust is authorized to issue an unlimited number of Shares of the Fund and that, when such Shares have been issued and sold pursuant to the Distribution Agreement, they will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Trust.

The Trust is an entity of the type commonly known as a "Massachusetts business trust."  Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust.  However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking made or issued by the Trust or its Trustees or officers.  The Declaration of Trust provides for indemnification out of the property of a series of shares of beneficial interest for all loss and expense of any shareholder of such series held personally liable solely by reason of his being or having been a shareholder.  Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability should be limited to circumstances in which the series of shares itself would be unable to meet its obligations.

We consent to the filing of this opinion with and as an exhibit to the Amendment.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP